Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-238514

Prospectus Supplement No. 1

(To Prospectus, dated as of September 10, 2020)

CREATD, INC.

This Prospectus Supplement No. 1 supplements the information contained in the Prospectus, dated as of September 10, 2020, relating to our sale of approximately $7,762,500 of units of securities, consisting of (a) one share of our common stock, and (b) one warrant to purchase one share of our common stock at an exercise price equal to $4.50 (100% of the offering price per Unit) until the fifth anniversary of the issuance date.

This Prospectus Supplement No. 1 is being filed to include the information set forth in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on October 1, 2020.

You should read this Prospectus Supplement No. 1 in conjunction with the Prospectus. This Prospectus Supplement No. 1 is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement No. 1 supersedes the information contained in the Prospectus. This Prospectus Supplement No. 1 is not complete without, and may not be utilized except in connection with, the Prospectus.

Investing in our common stock is highly speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 8 of the Prospectus before making a decision to purchase our securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Our common stock and warrants are listed on the Nasdaq Capital Market under the symbols “CRTD” and “CRTDW,” respectively.

The Company granted a 45 day option to the representative of the underwriters to purchase up to an additional 258,750 shares of common stock and/or 258,750 warrants to purchase common stock to cover over-allotments, if any.

The date of this Prospectus Supplement No. 1 is October 1, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 28, 2020

Creatd, Inc.

(Exact name of registrant as specified in its charter)

Nevada	000-51872	87-0645394
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2050 Center Avenue, Suite 640

Fort Lee, NJ 07024

(Address of principal executive offices)

(201) 258-3770

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001	CRTD	The Nasdaq Stock Market LLC

Common Stock Purchase Warrants	CRTDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Appointment of Chief Operating Officer

Effective September 28, 2020, the board of directors of Creatd, Inc. (the “Company”) appointed Laurie Weisberg as Chief Operating Officer of the Company. Ms. Weisberg also currently serves as a member of the Company’s board of directors.

In connection with Ms. Weisberg’s appointment as Chief Operating Officer, the Company has entered into an Employment Letter Agreement with Ms. Weisberg (the “Weisberg Employment Letter Agreement”), pursuant to which she will receive a base salary at the annual rate of $200,000, payable in accordance with the Company’s standard payroll practices. Ms. Weisberg is also eligible to receive an annual bonus of $100,000 based on certain performance-based milestones.

The foregoing descriptions of the Weisberg Employment Letter Agreement is not complete and is qualified in its entirety by reference to the text of such agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

On September 30, 2020, the Company issued a press release announcing the appointment of Ms. Weisberg as Chief Operating Officer. A copy of the press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Set forth below is the biographical information of Ms. Weisberg, as required by Item 401 of Regulation S-K.

Laurie Weisberg, age 51, was elected to the Company’s board of directors in July 2020. Ms. Weisberg has over 25 years’ experience at the forefront of sales and marketing innovation in the technology space, having held leadership positions at various technology companies including Thrive Global, Curalate, and Oracle Data Cloud. Prior to her appointment as the Company’s Chief Operating Officer, Ms. Weisberg, was the Chief Sales Officer at Intent since February 2019. From October 2010 to April 2015, Ms. Weisberg was a member of the executive leadership team at Datalogix, leading up to its acquisition by Oracle in 2015, at which point she assumed the role of VP of Oracle Data Cloud. Additionally, Ms. Weisberg has served on the Advisory Board at Crowdsmart, an intelligent data-driven investment prediction platform since April 2019. Ms. Weisberg was born and educated in England.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The exhibit listed in the following Exhibit Index is filed as part of this report.

Exhibit No.
10.1	Weisberg Employment Letter Agreement, dated September 28, 2020
99.1	Press release, dated September 30, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREATD, INC.

Dated: October 1, 2020	By:	/s/ Jeremy Frommer
Jeremy Frommer
Chief Executive Officer

Exhibit 10.1

Exhibit 99.1

Creatd Names Laurie Weisberg As Chief Operating Officer

- Former Chief Sales Officer for Intent to elevate Creatd’s revenue strategy and expand its branded partnerships business

- Ms. Weisberg currently sits on Creatd’s Board of Directors, and will lead a number of new business initiatives and potential acquisitions for the Company

FORT LEE, N.J., Sept. 30, 2020 /PRNewswire/ -- Creatd, Inc. (NASDAQ: CRTD) (“Creatd” or the “Company”), the parent company and creator of the Vocal platform, today announced the appointment of Laurie Weisberg as its new Chief Operating Officer. Ms. Weisberg currently sits on the Company’s board of directors and will lead Creatd’s sales team in the execution of its growth strategy and manage all strategic partnership initiatives. This appointment aligns with Creatd’s 2021 plans to broaden and scale its product line and revenues, including Vocal for Brands, Seller’s Choice, and Vocal+ paid subscriptions.

Ms. Weisberg brings proven experience in leadership, strategic partnerships and revenue growth at an institutional level. In her new role as COO, Ms. Weisberg will have a broad mandate and the resources to build new business utilizing the proprietary strengths of Creatd’s flagship platform Vocal and its affiliated portfolio of businesses.

“I have closely observed the Creatd team over the last year, particularly since I assumed my role as a member of the board of directors over the summer,” said Laurie. “It is clear that the team’s ability to unleash the power of the network in delivering valuable content for audiences, while at the same time helping brands drive their growth by leveraging the highly engaged Vocal community and rich first-party data, makes Creatd a unique brand with a global proposition. As COO, I look forward to working closely with Jeremy and the rest of the management team to continue to build Creatd’s scalable and profitable business lines.”

Previously, Ms. Weisberg served as the Chief Sales Officer at Intent, a leading data science company for global e-commerce brands, and prior to that held senior leadership positions at numerous technology companies, including as Chief Revenue Officer at Arianna Huffington’s Thrive Global, and as part of the executive leadership team at Datalogix leading up to its acquisition by Oracle in 2015.  Additionally, Laurie holds a seat on the advisory board of Crowdsmart.

About Creatd

Creatd, Inc., the parent company and creator of the Vocal platform, empowers content creators and brands through technology and data-driven innovation. Creatd identifies opportunities within the digital platform and content monetization space, and leverages them through their proprietary Vocal technology, as well as through complementary digital businesses including Vocal for Brands and Seller’s Choice. Since launching in 2016, Vocal has become home to over 700,000 content creators and brands of all shapes and sizes, attracting audiences across its network of wholly owned and operated communities. For more information about Creatd:

Creatd: https://creatd.com

Vocal Platform: https://vocal.media

Investor Relations Contact: ir@creatd.com

Forward Looking Statements

Any statements that are not historical facts and that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, indicated through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intends,” “plans,” “believes” and “projects”) may be forward-looking and may involve estimates and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. We caution that the factors described herein could cause actual results to differ materially from those expressed in any forward-looking statements we make and that investors should not place undue reliance on any such forward-looking statements. Further, any forward-looking statements speak only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors emerge from time to time, and it is not possible for us to predict all of such factors. Further, we cannot assess the impact of each such factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. This press release is qualified in its entirety by the cautionary statements and risk factor disclosure contained in our Securities and Exchange Commission filings.

SOURCE Creatd, Inc.

Related Links

https://creatd.com